Exhibit 2.2

Execution Version

AMENDMENT NO. 1 TO

AGREEMENT AND PLAN OF MERGER

This Amendment No. 1 (this “Amendment No. 1”) to Agreement and Plan of Merger (the “Merger Agreement”), dated as of May 14, 2012, by and among Cornerstone Therapeutics Inc., a Delaware Corporation (“Parent”), Stone Acquisition Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), EKR Holdings, Inc., a Delaware corporation (the “Company”), and EKR Therapeutics, Inc., a Delaware corporation and wholly owned Subsidiary of the Company (the “Operating Company”), shall be effective immediately prior to the Closing on June 26, 2012 (the “Effective Date”). Terms that are used herein with initial capital letters and that are not otherwise defined shall have the meanings given to them in the Merger Agreement.

BACKGROUND

Parent, Merger Sub, the Company, and the Operating Company (collectively, the “Parties”) previously entered into the Merger Agreement on May 14, 2012.

The Operating Company has adopted an amended and restated severance policy effective as of June 14, 2012, in the form of Attachment I hereto (the “Revised Severance Plan”). Parent was offered the opportunity to review and comment upon the Revised Severance Plan prior to its adoption and desires to provide its consent to the Operating Company’s adoption of Revised Severance Plan pursuant to Section 6.2 of the Merger Agreement.

The Parties desire to amend the Merger Agreement as described herein to reflect the adoption of the Revised Severance Plan, to make certain other amendments to the Merger Agreement, and for the other purposes set forth in this Amendment No. 1.

AGREEMENT

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements hereinafter contained, the Parties hereby agree as follows:

1.    The Company and the Operating Company represent and warrant that the Revised Severance Plan is the sole arrangement of the Company or the Operating Company regarding severance-type benefits to employees and replaces and supersedes all prior plans, policies, programs, understandings and arrangements providing severance-type benefits to employees, including without limitation, (a) the EKR Therapeutics, Inc. Severance Policy, dated August 3, 2011 and effective as of August 1, 2011, and (b) the EKR Therapeutics, Inc. Change in Control Policy, dated March 22, 2012 and effective as of January 1, 2012. Parent hereby consents for purposes of Section 6.2 of the Merger Agreement to the Operating Company’s adoption of Revised Severance Plan.

2.    Section 2.1(c)(xv) of the Merger Agreement is hereby deleted in its entirety and replaced with a new Section 2.1(c)(xv) that reads as follows:

“Change in Control Policy“ means the Operating Company’s Severance Policy and Summary Plan Description, amended and restated effective as of June 14, 2012.

3.    Section 2.1(c)(xxiv) of the Merger Agreement is hereby deleted in its entirety and replaced with a new Section 2.1(c)(xxiv) that reads as follows:

“Continuing Employee Original Severance Amount“ means the Continuing Employee Actual Severance Amount that would have become due and payable had such amount been determined without regard to the application of the Former Change in Control Policy and the Change in Control Policy and had instead been determined under the plans, policies, programs and employment arrangements of the Company and the Operating Company (other than the Former Change in Control Policy and the Change in Control Policy) applicable to terminated Continuing Employees prior to the Effective Time, but excluding all such items paid by the Company immediately prior to the Effective Time.

4.    Section 2.1(c) of the Merger Agreement is hereby amended by adding a new subsection (lxxv) that reads as follows:

“Former Change in Control Policy” means the Company’s and/or Operating Company’s Change in Control Policy, dated March 22, 2012, effective as of January 1, 2012, and superseded by the Change in Control Policy.

5.    Section 2.2(a)(ii) of the Merger Agreement is hereby deleted in its entirety and replaced with a new Section 2.2(a)(ii) that reads as follows:

Upon the distribution of any Merger Consideration after the Effective Time, (each, a “Secondary Distribution”), each holder of a Participation Right shall receive an amount, if any, for each Participation Right equal to the positive excess of the Per-Participation Rights Merger Consideration as of the date of such Secondary Distribution over the sum of (x) the Exercise Price of such Participation Right, plus (y) the Initial Option Cancellation Amount, plus (z) any previous Secondary Distributions under this Section 2.2(a)(ii) with respect to such Participation Right (collectively, the “Secondary Option Spread”). If the Per-Participation Rights Merger Consideration as of such date minus the sum of (x), (y) and (z) in the previous sentence is zero or a negative amount, then the holder of the Participation Right shall receive no payment from the Secondary Distribution on account of such Participation Right. Notwithstanding the above, no amounts shall be payable under this Section 2.2(a)(ii) after the fifth anniversary of the Effective Time and any such amounts that would otherwise be payable hereunder but for this sentence shall be distributed as additional Common Stock Per Share Merger Consideration.

6.    Section 2.4(a) of the Merger Agreement is hereby deleted in its entirety and replaced with a new Section 2.4(a) that reads as follows:

Payment Fund. Prior to the Effective Time, Parent shall designate BNY Mellon National Association (“BNY Mellon“) to act as exchange agent for the benefit of the Company Holders (the “Agent“). Immediately prior to the Effective Time, (i) Parent shall deposit or shall cause to be deposited sufficient funds to pay the Adjusted Closing Merger Consideration, (ii) the Company shall deposit or shall cause to be deposited an amount equal to (A) the Estimated Closing Cash minus (B) the aggregate of all Initial Option Cancellation Amounts payable to holders of Participation Rights (the “Aggregate Initial Option Cancellation Amount”), and in each case such deposits in clauses (i) and (ii) shall be held by the Agent in the same separate account established for the benefit of the holders of Shares (such deposits in clauses (i) and (ii), together with any funds added thereto pursuant to Section 2.10(d), Section 2.11(a) or Article IX, the “Payment Fund“), and (iii) the Company shall deposit or shall cause to be deposited with the Operating Company’s payroll administrator an amount equal to the Aggregate Initial Option Cancellation Amount. The parties acknowledge and agree that the Company’s deposit of the Estimated Closing Cash amount with the Agent and the Aggregate Initial Option Cancellation Amount with the Operating Company’s payroll administrator shall be deemed for all purposes hereunder, effective as of the Closing, to constitute partial payment of the Closing Merger Consideration by Parent. The Agent shall, pursuant to irrevocable instructions, pay all of the Merger Consideration out of the Payment Fund, when and if payable pursuant to the terms of this Agreement. The Operating Company shall cause its payroll administrator to pay all of the Initial Option Cancellation Amounts payable to holders of Participation Rights, when and if payable pursuant to the terms of this Agreement. The Agent shall invest the Payment Fund as directed by Parent on a daily basis in (i) short term direct obligations of the United States of America with maturities of no more than thirty (30) days, (ii) short term obligations for which the full faith and credit of the United States of America is pledged to provide for payment of all principal and interest or (iii) commercial paper obligations receiving the highest rating from either Moody’s Investor Services, Inc. or Standard & Poor’s; provided, that no gain or loss thereon shall affect the amounts payable to former holders of Shares pursuant to the provisions of this Article II. Any interest and other income resulting from such investments shall promptly be paid to the Surviving Corporation. Nothing in this Section 2.4 shall limit the ability of the Agent to make any required Tax withholdings permitted by Section 2.9 or to limit the Surviving Corporation’s ability to make any such required Tax withholdings after any funds remaining in the Payment Fund have been returned to the Surviving Corporation pursuant to this Agreement. The Payment Fund shall not be used for any purpose except as expressly provided in this Agreement.

7.    Section 6.11(a)(i) of the Merger Agreement is hereby deleted in its entirety and replaced with a new Section 6.11(a)(i) that reads as follows:

At least three (3) Business Days prior to the Closing Date, Parent shall provide the Company with a list of those Continuing Employees who are to be terminated immediately prior to the Effective Time by the Company (“Terminating Employees“). The Company shall terminate each Terminating Employee immediately prior to the Effective Time and shall at that time issue a check payable to him or her in the amount of the Excess Severance Amount that would have been applicable to him or her had the termination been after the Effective Time. Such check shall be held by the Operating Company and only delivered to such Terminating Employee if he or she executes and delivers (and does not subsequently revoke) an agreement and general release in connection with the Change in Control Policy. Such check shall be delivered to each Terminating Employee within ten (10) business days after the Operating Company’s receipt of the original of the agreement and general release signed by him or her, absent his or her subsequent revocation, and the Operating Company thereafter shall promptly pay the employer’s share of FICA with respect thereto. The Surviving Corporation shall pay such Terminating Employee his or her Continuing Employee Original Severance Amount in a lump sum amount, within ten (10) business days after the Operating Company’s receipt of the original of the agreement and general release signed by him or her, absent his or her subsequent revocation, and the Surviving Corporation thereafter shall promptly pay the employer’s share of FICA with respect thereto. The Company shall be entitled to the Tax deductions associated with the payment of the Excess Severance Amount to and FICA for such Terminating Employees and Parent shall be entitled to the Tax deductions associated with the payment of the Continuing Employee Original Severance Amount to and FICA for such Terminating Employees.

8.    Section 6.11(b) of the Merger Agreement is hereby deleted in its entirety and replaced with a new Section 6.11(b) that reads as follows:

As soon as practicable following the date of this Agreement, the Company’s Board of Directors and any committee administering the Former Change in Control Policy will adopt such resolutions or take such other actions as may be required or appropriate to require the delivery of a customary release reasonably satisfactory to Parent as a condition to receiving severance under the Change in Control Policy and to confirm that payment of severance under the Change in Control Policy is in lieu of payment of severance under the Company’s Severance Policy effective August 1, 2011.

9.    Section 6.11 of the Merger Agreement is hereby amended by adding a new subsection 6.11(f) at the end thereof that reads as follows:

Notwithstanding any other provisions of this Agreement to the contrary, the Stockholder Representative (on behalf of the Company Holders) shall be responsible for all financial Liabilities of the Surviving Corporation with respect to all health insurance benefits and/or reimbursements described in Exhibit A of the Change in Control Policy including: (i) all of the applicable COBRA premium amounts for terminated employees during the COBRA continuation coverage period and (ii) all of any Make-Up Payments (as defined in the Change in Control Policy) due terminated employees during the post-COBRA continuation coverage period, all of which amounts shall be paid by the Stockholder Representative from the Stockholder Representative Expense Fund without any contributions or payment obligations from the Surviving Corporation. The Stockholder Representative shall be solely responsible for reviewing claims from terminated employees and determining whether terminated employees are entitled to any Make-Up Payments during the post-COBRA continuation coverage period. If the Surviving Corporation pays any amounts that the Stockholder Representative is financially responsible for under this Section 6.11(f), then the Stockholder Representative shall promptly (and in any case within five (5) Business Days) reimburse the Surviving Corporation for such amounts upon submission of an invoice with supporting documentation.

10.    The second sentence of Section 10.7 of the Merger Agreement is hereby deleted in its entirety and replaced with a new sentence that reads as follows:

References to Schedules 4.x, 6.x, and 7.x refer to the Schedules contained in the Company Disclosure Schedule, and references to all other Schedules refer to the Schedules that are attached hereto and incorporated by reference herein, unless otherwise indicated.

11.    Notwithstanding anything to the contrary in the Merger Agreement, the Parties acknowledge and agree that any portion of any Secondary Distribution that the Stockholder Representative has determined is payable to a holder of a Participation Right shall be retained by Parent (or in the case of a Secondary Distribution of amounts from the Stockholder Representative Expense Fund, the Indemnity Escrow Fund, or the Working Capital and Severance Escrow Fund, paid over to Parent by the Stockholder Representative or the Escrow Agent, as the case may be), and Parent shall process, in its next payroll cycle, such portion of such Secondary Distribution using its standard payroll practices, including the withholding and remittance of all tax withholdings, FICA and other payroll-related items and distributing the applicable net amounts to the holders of Participation Rights. Parent may, in complying with the foregoing undertaking, rely on the Participation Rights Acknowledgement and Agreement form completed by each holder of Participation Rights and delivered to Parent. The Parties acknowledge and agree that the Stockholder Representative will be responsible for responding to all inquiries from the Company Holders regarding distributions of Merger Consideration, including inquiries regarding the allocation thereof, except that Parent will be responsible for responding to any inquiries from holders of Participation Rights regarding the amount of tax withholdings applicable thereto.

12.    The Parties acknowledge and agree that each of the Contracts listed on Schedule 7.3(d) to the Merger Agreement and/or all material obligations of the Company and the Operating Company thereunder automatically will terminate effective as of the Effective Time. Accordingly, Parent and Merger Sub each hereby waives the condition to Closing under Section 7.3(d) of the Merger Agreement that the Company shall have taken any affirmative action to terminate such Contracts.

13.    The terms and conditions of the Merger Agreement shall continue in full force and effect except as modified by this Amendment No. 1.

[signature page follows]

6

[Signature Page to Amendment No. 1 to Agreement and Plan of Merger]

IN WITNESS WHEREOF, the Parties hereto have duly executed this Amendment No. 1 to Agreement and Plan of Merger effective as of the Effective Date.

EKR HOLDINGS, INC.
By
/s/ William McKee

Name: William McKee
Title: Chief Operating Officer and Chief Financial Officer

EKR THERAPEUTICS, INC.
By
/s/ William McKee

Name: William McKee
Title: Chief Operating Officer and Chief Financial Officer

CORNERSTONE THERAPEUTICS INC.
By
/s/ Craig A. Collard

Name: Craig A. Collard
Title: Chief Executive Officer

STONE ACQUISITION SUB, INC.
By
/s/ Craig A. Collard

Name: Craig A. Collard
Title: Chief Executive Officer

Attachment I

SEVERANCE POLICY

and Summary Plan Description

Amended and restated

effective as of June 14, 2012

PURPOSE AND SCOPE

The purpose of this amended and restated severance policy (Plan) is to state EKR Therapeutics, Inc.’s (EKR) policy relating to the payment of severance and the continuation of certain benefits for employees who are terminated due to (1) business conditions which require reductions in the workforce, (2) the elimination of an individual position, or (3) an involuntary employment termination, as specified.

Except as otherwise provided by EKR in writing, this Plan is the sole arrangement of EKR regarding severance-type benefits to employees and replaces and supersedes all prior plans, policies, programs, understandings and arrangements providing severance-type benefits to employees, including without limitation

i.	the Severance Policy made effective August 3, 2011 (“Original Severance”), and

ii.	the Change in Control Policy made effective January 1, 2012, (“Excess Severance”).

This document contains both the official text of the Plan and the Summary Plan Description (SPD).

DEFINITIONS

Except as otherwise provided, the definitions below apply solely for purposes of this Plan:

Base Pay means an Employee’s regular weekly rate of salary payable to such Employee in effect immediately prior to his or her date of termination, based on the Employee’s then annual compensation rate divided by fifty-two (52) weeks. For hourly employees, the regular weekly rate of base pay is determined by multiplying the hourly rate at the time of termination by the number of hours the employee is regularly scheduled to work each week as of the date of termination. Base Pay does not include any other earnings such as overtime, bonuses, car allowances, commissions, other variable, incentive or deferred compensation, or extra pay.

Cause means the following acts or omissions by an Employee with respect to EKR or the Continuing Employer: (i) theft or fraud by the Employee against EKR or the Continuing Employer; (ii) the Employee’s conviction of, or plea of no contest to, a crime that constitutes a felony, (iii) repeated failure to perform the lawful and reasonable duties and responsibilities assigned by EKR or the Continuing Employer to the Employee in good faith which is not cured within a reasonable time following the Employees’ receipt of written notice from EKR or the Continuing Employer detailing such failure; or (iv) willful misconduct that has a material detrimental effect on EKR or the Continuing Employer’s reputation or business.

Change of Control means the occurrence of any one or more of the following (or any transaction with a substantially similar result for Employees):

i.	Approval by stockholders of EKR of (a) any consolidation or merger of EKR in which EKR is not the continuing or surviving corporation or pursuant to which shares of stock of EKR would be converted into cash, securities or other property, other than a consolidation or merger of EKR in which holders of its common stock immediately prior to the consolidation or merger have substantially the same proportionate ownership of common stock of the surviving corporation immediately after the consolidation or merger as immediately before, or (b) a sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all the assets of EKR;

ii.	The consummation of a reorganization, merger, share exchange, consolidation, or sale or disposition of all or substantially all of the assets of EKR unless, in any case, the persons who or which beneficially own the voting securities of EKR immediately before that transaction beneficially own, directly or indirectly, immediately after the transaction own, at least 75% of the voting securities of EKR or any other corporation or other entity resulting from or surviving the transaction (including a corporation or other entity which, as the result of the transaction, owns all or substantially all of the voting securities of EKR or all or substantially all of EKR’s assets, either directly or indirectly through one or more subsidiaries) in substantially the same proportion as their respective ownership of the voting securities of EKR immediately before that transaction.

iii.	EKR’s shareholders approve a complete liquidation or dissolution of EKR.

Continuing Employer means the continuing or surviving employer to EKR of an Employee pursuant to a Change in Control.

Employee means a common law employee of EKR.

Good Reason means the occurrence of any of the following without the Employee’s written consent on or within twelve (12) months following a Change in Control: (i) a material reduction of the Employee’s Base Pay, bonus opportunity or benefits from the levels provided immediately prior to the Change in Control, (ii) a material reduction of the Employee’s duties and responsibilities from those in effect immediately prior to the Change in Control, or (iii) the relocation of the Employee’s principal office location to a location that is more than 50 miles from EKR’s current location.

Years of Service means an Employee’s completed years of employment from his or her most recent date of hire by EKR until his or her date of termination; provided, however, that for purposes of this Plan a partial year of employment of six months or more at the beginning or the end of a period of service will be treated as a full year of service.

In the case of a business acquired by EKR, Years of Service shall be defined in the acquisition agreement. In the event the acquisition agreement does not address Years of Service for purposes of this Plan, Years of Service shall be determined from the date of the acquisition or most recent date of employment thereafter, as applicable.

In the event of a Change in Control, the calculation of Years of Service shall include the period of continuous employment with any continuing or surviving corporation related to such Change in Control that immediately follows such Change in Control.

ELIGIBILITY AND ENTITLEMENT TO SEVERANCE PAY AND BENEFITS

Eligibility. To be eligible for severance pay or other benefits under this Plan, and be considered an “Eligible Employee,” an Employee must be a full-time regular Employee who either (i) does not have a written employment contract or agreement which provides for severance or similar payments or benefits upon termination, or (ii) is not otherwise entitled to severance benefits from EKR, including, without limitation, entitlement pursuant to any other severance plan or agreement remaining in effect following an acquisition of another entity by EKR or triggered by a Change in Control. For purposes of severance pay and/or benefits (and the conditions or restrictions thereon) under this Plan triggered by a Change in Control, the term Eligible Employee shall also include the CEO and the CFO/COO but solely to the extent such pay or benefits exceeds the pay or benefits provided under the employment agreements between EKR and such individuals in effect as of the adoption of this Plan.

Unless EKR provides otherwise in writing, the following Employees are NOT eligible for severance pay or benefits under this Plan:

i.	Any Employee who is classified by EKR as a part-time, temporary, occasional, contingent, contract or seasonal employee.

ii.	Any Employee who is eligible to participate in another plan, fund or arrangement maintained by EKR or the Continuing Employer which provides severance-type benefits unless such other plan, contract or arrangement provides that the Employee will be eligible to receive benefits under this Plan, and such Employee is otherwise eligible under this Plan.

iii.	Any Employee who is covered by an employment contract unless such contract expressly provides that the Employee will be eligible to receive benefits under this Plan, and such Employee is otherwise eligible under this Plan.

iv.	An Employee who joins EKR as a result of EKR’s acquisitions of their employer during the transition period of such acquisition, as determined by EKR, unless the acquisition agreement between EKR and their employer provides otherwise.

Entitlement to Severance Pay and Benefits. An Eligible Employee will become entitled to severance pay and/or other benefits under this Plan if he or she satisfies ALL of the applicable requirements below:

i.	The Eligible Employees is involuntarily terminated either because

a.	of a work force reduction,

b.	the Eligible Employee’s position is being eliminated, or

c.	of a Change in Control where upon, in connection with, or within twelve (12) months following such Change in Control, (I) the Eligible Employee’s employment is terminated without Cause or (II) the Eligible Employee resigns for Good Reason.

Except as provided above, if an Eligible Employee’s position is being eliminated because a business unit is sold and if the sales agreement includes provisions specifically providing for the employment of affected employees by the purchaser, no severance benefits will be provided.

ii.	The Eligible Employee executes, timely returns to EKR or the Continuing Employer, abides by, and does not rescind a severance, waiver and release of claims agreement, in the form attached hereto as Exhibit B or other form provided by the Continuing Employer, which shall include, among other terms:

a.	Full waiver and release of claims;

b.	Return of EKR property; and

c.	Such other obligations as required by EKR or the Continuing Employer in its sole discretion.

In no event will an employee who fails to execute the severance waiver and release of claims agreement be eligible for severance pay or benefits under this Plan.

iii.	The Eligible Employee remains in his/her position through the last scheduled and agreed-upon working day with EKR or the Continuing Employer upon or after which the Eligible Employee incurs a separation of service. If the Eligible Employee accepts another position within EKR or the Continuing Employer, or terminates employment prior to the last scheduled working day, no severance pay or benefits will be provided hereunder.

iv.	The Eligible Employee’s employment with EKR or the Continuing Employer is not terminated for any of the following reasons as determined by EKR or the Continuing Employer, as applicable, in its sole discretion: voluntary resignation other than for Good Reason, termination for Cause, retirement, or permanent disability, including termination pursuant to application or administration of EKR’s Long Term Disability Policy.

SEVERANCE PAY AND BENEFITS

Eligible Employees who satisfy all of the applicable requirements and conditions shall be entitled to severance pay and/or benefits as set forth in Exhibit A.

In EKR’s or the Continuing Employer’s, as the case may be, sole discretion, severance pay will be paid either in a lump sum or according to the regular payroll schedule by EKR and/or the Continuing Employer with all applicable taxes and other payroll deductions withheld, pursuant to any applicable law or regulation; provided, however, that such payments shall be made no later than the 15th day of the third month of the taxable year of the Eligible Employee following the taxable year in which occurs the separation from service of such Eligible Employee.

The Plan is intended to comply with or be exempt from 409A of the Internal Revenue Code of 1986, as amended, and all Treasury Regulations and guidance promulgated thereunder (“Code Section 409A”) and to the maximum extent permitted, the Plan shall be limited, construed and interpreted in accordance with such intent. Notwithstanding any other provision of this Plan to the contrary, to the extent that any reimbursement of expenses constitutes “deferred compensation” under Code Section 409A, such reimbursement shall be provided no later than December 31 of the year following the year in which the expense was incurred. The amount of expenses reimbursed in one year shall not affect the amount eligible for reimbursement in any subsequent year. The amount of any in-kind benefits provided in one year shall not affect the amount of in-kind benefits provided in any other year. Neither EKR nor Continuing Employer shall have any liability to any Eligible Employee if this Plan or any amounts paid or payable hereunder are subject to Code Section 409A or the additional tax or penalties thereunder. Each payment or reimbursement payment to an Eligible Employee pursuant to this Plan shall be considered a separate payment for Code Section 409A purposes.

Notwithstanding any other provision of this Plan, in the event an Eligible Employee is classified as a “specified employee” pursuant to Code Section 409A and any payment or benefit under this Agreement is treated as a nonqualified deferred compensation payment under Code Section 409A, then payment of such amounts shall be delayed for six months and a day following Employee’s “separation from service,” as such term is defined in Code Section 409A, at which time a lump sum payment shall be made to the Eligible Employee consisting of the sum of the delayed payments. This provision shall not apply in the event of a specified employee’s termination of employment on account of death and, in the event of a specified employee’s death during the aforementioned six-month and a day period, any such delayed nonqualified deferred compensation shall be paid within 30 days after such specified employee’s death.

To the extent discretion must be exercised in the amount or form of severance pay or benefits hereunder, such discretion shall be exercised either by EKR or the Continuing Employer, as applicable.

EFFECT OF TERMINATION/SEVERANCE ON OTHER BENEFITS

Paid Time off (“PTO”) eligibility and accruals terminate as of the Employee’s last working day. Employees will not be compensated for accrued and unused PTO days with the exception of employees in California or as required by applicable law.

PTO, Short Term Disability (“STD”) and Long Term Disability (“LTD”) eligibility terminate as of the Employee’s last working day.

All benefits other than PTO, STD and LTD terminate as of the Employee’s date of termination or the end of the month in which such date occurs, according to the provisions of the particular benefit plan.

GENERAL

Plan Interpretation. EKR or the Continuing Employer, as applicable, shall have full authority to interpret and apply the provisions of this Plan, including the authority to correct any defects or omissions or to reconcile any inconsistencies herein in such a manner and to such an extent as it shall deem necessary to effectuate the terms of this Plan. EKR or the Continuing Employer, as applicable, may make such rules and regulations for the administration of the Plan, as it deems necessary or desirable. Any determination by EKR or the Continuing Employer, as applicable, within the scope of its authority and any action taken thereon in good faith shall be conclusive and binding on all persons.

Right to Withhold Taxes. EKR and the Continuing Employer shall withhold such amounts from payments under this Plan as it determines necessary to fulfill any federal, state, or local wage or compensation withholding requirements.

No Right to Continued Employment. Neither the Plan nor any action taken with respect to it shall confer upon any person the right to continue in the employ of EKR or a Continuing Employer.

Benefits Non-Assignable. Benefits under the Plan may not be anticipated, assigned or alienated.

Unfunded Plan. EKR and the Continuing Employer will make all applicable payments under the Plan, and pay all applicable expenses of the Plan, from their respective general assets. Nothing contained in this Plan shall give any Employee any right, title or interest in any property of an employer nor shall it create any trust relationship.

Governing Laws and Time Limit for Beginning Legal Actions. The provisions of the Plan shall be construed, administered and enforced according to applicable federal law and, where appropriate, the laws of the State of New Jersey without reference to its conflict of laws rules and without regard to any rule of any jurisdiction that would result in the application of the law of another jurisdiction.

Any action or proceeding relating to this Plan or any release or other agreement entered into with respect to this Plan will only be brought in the federal or state courts, as appropriate, located in the State of New Jersey and any such action or proceeding be heard without jury.

No action relating to this Plan or any release or other agreement entered into with respect to this Plan may be brought later than the earlier of first anniversary of the termination of employment or other event giving rise to the claim.

Severability. The provisions of the Plan are severable. If any provision of the Plan is deemed legally or factually invalid or unenforceable to any extent or in any application, then the remainder of the provisions of the Plan, except to such extent or in such application, shall not be affected, and each and every provision of the Plan shall be valid and enforceable to the fullest extent and in the broadest application permitted by law.

Section Headings and Interpretation. Section headings are used herein for convenience of reference only and shall not affect the meaning of any provision of this Plan. The use of the singular shall be deemed to include the plural and vice versa.

Amendment and Termination. EKR and the Continuing Employer, as applicable, reserve the right to amend this Plan from time to time or to terminate this Plan at any time for any reason.

Exhibit A

Severance Pay and Benefits

I.  Original Severance. Eligible Employees who become entitled to severance pay and/or benefits hereunder, other than on account of a Change in Control, shall receive severance pay and/or benefits as described below, which shall be known as the “Original Severance Amount.”

Severance Pay

Employment Class	Target Severance Pay
Exempt Employees	One month of Base Pay, plus one week of Base Pay for each Year of Service
Non-exempt Employees	Two weeks of Base Pay for each Year of Service
“C” Level Exempt Employees	3-12 months of Base Pay at the discretion of EKR or the Continuing Employer as the case may be
COO/CFO CEO	per contract

Severance Benefits:

•	Option vesting according to EKR’s Equity Compensation Plan.
•	Accelerated vesting of stock options at the discretion of the Compensation Committee and Board of Directors.

II.  Excess Severance. Eligible Employees who become entitled to severance pay and/or benefits hereunder on account of a Change in Control, shall receive severance pay and/or benefits as described below, which shall be known as the “Excess Severance Amount.”

In the event Eligible Employees become entitled to the applicable Excess Severance Amount, he or she shall not also be entitled to the Original Severance Amount. In that case, the Excess Severance Amount shall replace the Original Severance Amount he or she would have been entitled to hereunder.

In addition, in the case of an Eligible Employee who becomes entitled to severance pay and/or benefits hereunder on account of a Change in Control, and who also has an employment contract providing for severance or similar payments, he or she shall not be entitled to the severance pay and/or benefits under both this Plan and such contract. In such an event, the Eligible Employee will be entitled to the greater of the severance pay and/or benefits between this Plan and the contract.

Severance Pay

Employment Class (As more completely defined in Schedule A below)	Target Severance Pay
Group 1 - CEO, COO/CFO	18 months of Base Pay
Group 2 -All other “C” level Executives	9 months of Base Pay
Group 3 -Other Executives	9 months of Base Pay
Group 4 -Other Home Office EEs	3 months of Base Pay
Group 5 -Field Based Employees	3 months of Base Pay

Severance Benefits

Vesting of Equity. Stock Options that are not already vested, will be advanced and vest on the occurrence of a Change in Control.

Health Insurance.

During the COBRA Continuation Coverage Period. If an Eligible Employee is eligible for and properly and timely elects continuation coverage for medical, dental and/or vision coverage, as applicable, pursuant to the terms of the applicable plan (COBRA continuation coverage), EKR (without any contribution from or obligation of the Continuing Employer) will pay 100% of each applicable premium amount (plus any permissible administrative fee) during the period for which the Eligible Employee receives severance pay pursuant to the chart above. EKR’s obligation to make the portion of the premium payments hereunder shall not apply with respect to COBRA continuation coverage periods following the earliest to occur of the following (i) the conclusion of the period for which the Eligible Employee receives severance pay pursuant to the chart above, (ii) the date Employee becomes covered under other group health plan coverage, or (iii) the date Employee’s COBRA continuation coverage would end under the terms of the applicable plan. In the event EKR’s payment of the portion of the COBRA premiums terminates while Eligible Employee is still eligible to continue COBRA continuation coverage under the terms of the applicable plan, the Eligible Employee may continue such coverage at his/her sole expense for the remainder of the applicable COBRA continuation coverage period under the terms of the applicable plan. The Eligible Employee agrees to advise EKR or the Continuing Employer immediately if after electing COBRA continuation coverage under one or more of

EKR’s group health plans, he/she becomes covered by another employer-sponsored group health plan and agrees to reimburse EKR (or its representative) for any COBRA premium payments covering periods after he/she became covered as such.

The period of continued employer payment of a portion of the COBRA continuation coverage premiums hereunder shall run concurrent with any similar obligations contained in an employment or other agreement with the Eligible Employee. For example, if an employment agreement for an Eligible Employee in Group 2 provides for 12 months of employer-paid COBRA continuation coverage, that Eligible Employee would be eligible to receive up to 12 months of employer paid premiums for continuation coverage under COBRA, and not 21 months (9 months per this Plan plus 12 months per the contract).

Post COBRA Continuation Coverage Period. If, at the end of the maximum18-month COBRA continuation coverage period, an Eligible Employee remains ineligible for employer-sponsored group health plan coverage (other than dental and vision coverage), either through his or his spouse’s employer’s plan, and must obtain insurance in the individual insurance market, EKR (without any contribution or obligation of the Continuing Employer) will reimburse to the Eligible Employee the difference between (i) the amount of the applicable premium (plus any permissible administrative fees) for COBRA continuation coverage for the last month of the 18-month COBRA continuation coverage period, and (ii) the premium amount for the comparable insurance the Eligible Employee acquires in the individual insurance market (the “Make-up Payment”). EKR will make these reimbursement payments for a period of months up to the number of months, immediately following the Eligible Employee’s COBRA continuation coverage period, in the severance pay chart above (the “Post-COBRA Reimbursement Period”); provided, however, that such reimbursements shall not be payable by EKR until the Eligible Employee (i) submits a request for reimbursement no later than 30 days following the date he or she incurs the monthly premium to be reimbursed to Shareholder Representative Services LLC, 601 Montgomery Street, Suite 2020, San Francisco, California, 94111, Attn: Managing Director (Re: EKR Therapeutics, Inc.), Fax: (415) 962-4147, Tel: (415) 367-9400; and (ii) substantiates to the satisfaction of EKR that he/she has made the premium payments to the applicable carrier. In the event that during the Post-COBRA Reimbursement Period, Eligible Employee obtains employer sponsored group health coverage, EKR’s obligation to make the Make-up Payment shall cease in the month that any such coverage becomes effective. The Eligible Employee agrees to advise EKR or the Continuing Employer immediately if during the Post-COBRA Reimbursement Period, he/she becomes covered under an employer-sponsored group health plan and agrees to reimburse the Make-Up Payments covering periods after he/she became covered as such.

SCHEDULE “A” - as defined by Position

Group 1

Chief Executive Officer, Chief Operation Officer/Chief Financial Officer

Group 2

Chief Information Officer, Chief of Corporate Development

Group 3

Sr. Vice President Manufacturing, Sr. Vice President Sales, Vice President Finance, Vice President Regulatory, Sr. Director Medical Affairs, Sr. Director Marketing, Sr. Director Finance, Director Human Resources, Director Business Development

Group 4

All other full-time home office positions not delineated in Group 1, 2, or 3 above

Group 5

All full-time field based positions not delineated in Group 1, 2 or 3 above

GROUPS AS DEFINED — JANUARY 6, 2012

(the Plan shall not apply to Employees who have voluntarily resigned from EKR since January 6, 2012)

GROUP 1

John Bailye

Bill McKee

GROUP 2

Bojan Zuzek

Bryan Stuart

Tony Yost

GROUP 3

Jon Zwinski

Susan Bacso

Andrea Kistner

George Wagner

David Mihalik

Sephy Philip

Donna Pasek

Anand Patel

Christine Jeffries ** (Moved to Group 3 as approved by Comp Committee 3/22/12)

GROUP 4

Alvaro Russo

Rogerio De Faria

Amy Wiehl

Darrell Kasper

Kevin Schutz

Jennifer Walsh

Jennifer Zuccolo

Jeff King

Jessica Beck

Torquato Tasso

Cheryl Gavigan

Carol Shanik

Neil Laden

Heather Cunningham

Kim Lam

Alicia Tuttle

Eileen Olson

Camari Tomlin

Maria Abram

Kathryn Rec

Janet Bress

Mina Bhagat

Iva Locorriere

Tia Brantley

GROUP 5

Fusun Iscen

Jenny Knoepfle

Ken Livingston

Jennifer Murawski

Claudia Raya

Anne Shaw

Kimberly Stern

Dana Teti

Jeff Williams

Dale Wood

Shannon Carpenter

Jennifer Delano

Dawn East

Stephanie Guttenberg

David Lazenby

Shelly Neff

Michelle Kersey

Carlton Anderson

Lila Chandler

Elizabeth Ruddy

Kristi Bentley

Karen James

Renee Joyce

Jacque Stiles

Chris Marsden

Donna Buschick

Pierre Dugas

Jeff Nickels

Wendy Purichia

Michele Rice

Sonja Roper

Gillian Diederich

Ken Wolfe

Tom Romero

Alfonso Campa

David Cooke

Kia Kamali

Luca Pagoto

Kinga Scott

Joshua Stanley

Traci Upp

Karli Fisher

Denise Peck

Kimberly Finn

Gary Golby

Eric Hermans

Kendall Ryerson

Jeremy Tatum

Exhibit B

AGREEMENT AND GENERAL RELEASE

EKR Therapeutics, Inc., Cornerstone Therapeutics Inc., and [Employee Name], Employee’s heirs, executors, administrators, successors, and assigns (collectively referred to throughout this Agreement as “Employee”), agree that:

1.    Last Day of Employment.    Employee’s last day of employment with EKR Therapeutics, Inc. is/was June 26, 2012.

2.    Consideration.    In consideration for signing this Agreement and General Release, complying with its terms, and pursuant to the terms of the EKR Therapeutics, Inc. Severance Policy, amended and restated effective as of June 14, 2012 (the “Severance Policy”) and the Agreement and Plan of Merger by and among Cornerstone Therapeutics Inc., Stone Acquisition Sub, Inc., EKR Holdings, Inc. and EKR Therapeutics, Inc., dated May 14, 2012 (the “Merger Agreement”), EKR Therapeutics, Inc. and Cornerstone Therapeutics Inc., respectively, agree as follows:

a.    EKR Therapeutics, Inc. agrees to pay to Employee ________ ($_____), less lawful deductions, in a lump sum, within ten (10) business days after EKR Therapeutics, Inc.’s receipt of the original of this Agreement signed by Employee, absent Employee’s subsequent revocation.

b.    EKR Therapeutics, Inc. agrees that if Employee properly and timely elects continuation coverage for medical, dental and/or vision pursuant to the terms of the applicable plans, Employee will receive reimbursement of certain health benefits pursuant to the Severance Policy; and

c.    Cornerstone Therapeutics Inc. agrees to pay to Employee ________ ($_____), less lawful deductions, in a lump sum, within ten (10) business days after EKR Therapeutics, Inc.’s receipt of the original of this Agreement signed by Employee, absent Employee’s subsequent revocation.

3.    No Consideration Absent Execution of this Agreement.    Employee understands and agrees that Employee would not receive the monies and/or benefits specified in paragraph “2” above, except for Employee’s execution (and non-revocation) of this Agreement and General Release and the fulfillment of the promises contained herein.

4.    Sufficient Individual Consideration For Each Paying Party.    Employee understands and agrees that Employee is receiving the monies and benefits specified in paragraph “2a” and “2b” above from EKR Therapeutics, Inc. (referred to as “the EKR Payment”) and the monies specified in paragraph “2c” from Cornerstone Therapeutics Inc. (referred to as “the Cornerstone Payment”). Employee acknowledges and agrees that the EKR Payment and the Cornerstone Payment, each separately represent sufficient consideration for the enforcement of this Agreement with respect to the particular paying party. Thus, if Employee receives payment from only one party but not the other, Employee understands and agrees the payment from the one paying party is sufficient consideration for the enforcement of this Agreement with respect to that one party and the waiver of any and all claims Employee may have against that paying party as set forth in paragraph “5” below.

5.    General Release of Claims.    Employee knowingly and voluntarily releases and forever discharges EKR Therapeutics, Inc., its parent corporation EKR Holding, Inc., Cornerstone Therapeutics Inc., Stone Acquisition Sub, Inc., and their respective affiliates, subsidiaries, divisions, predecessors, insurers, successors and assigns, and their current and former employees, attorneys, officers, directors and agents thereof, both individually and in their business capacities, and their employee benefit plans and programs and their administrators and fiduciaries (collectively referred to throughout the remainder of this Agreement as “Releasees” or “Released Parties”), of and from any and all claims and waives all rights, known and unknown, asserted or unasserted, which the Employee has or may have against Releasees as of the date of execution of this Agreement and General Release, including, but not limited to, any alleged violation of:

•	The National Labor Relations Act;

•	Title VII of the Civil Rights Act;

•	Sections 1981 through 1988 of Title 42 of the United States Code;

•	The Employee Retirement Income Security Act (except for any vested benefits under any tax qualified benefit plan);

•	The Immigration Reform and Control Act;

•	The Americans with Disabilities Act;

•	The Age Discrimination in Employment Act;

•	The Occupational Safety and Health Act;

•	The Workers Adjustment and Retraining Notification Act;

•	The Fair Credit Reporting Act;

•	The Family and Medical Leave Act;

•	The Equal Pay Act;

•	The Uniformed Services Employment and Reemployment Rights Act;

•	Employee Polygraph Protection Act;

•	The employee (whistleblower) civil protection provisions of the Corporate and Criminal Fraud Accountability Act (Sarbanes-Oxley Act);

•	The New Jersey Law Against Discrimination;

•	The New Jersey Civil Rights Act;

•	The New Jersey Family Leave Act;

•	The New Jersey State Wage and Hour Law;

•	The Millville Dallas Airmotive Plant Job Loss Notification Act;

•	The New Jersey Conscientious Employee Protection Act;

•	The New Jersey Equal Pay Law;

•	The New Jersey Occupational Safety and Health Law;

•	The New Jersey Smokers’ Rights Law;

•	The New Jersey Genetic Privacy Act;

•	The New Jersey Fair Credit Reporting Act;

•	The New Jersey Statutory Provision Regarding Retaliation/Discrimination for Filing A Workers’ Compensation Claim;

•	The New Jersey Public Employees’ Occupational Safety and Health Act;

•	New Jersey laws regarding Political Activities of Employees, Lie Detector Tests, Jury Duty, Employment Protection, and Discrimination;

•	any other federal, state or local law, rule, regulation, or ordinance;

•	any public policy, contract, tort, or common law; and

•	any claims for vacation, sick or personal leave pay, short term or long term disability benefits, or payment pursuant to any practice, policy, handbook or manual;

•	any claim under the Merger Agreement; and

•	any basis for recovering costs, fees, or other expenses including attorneys’ fees incurred in these matters.

Employee understands this Release includes all claims related in any manner to Employee’s employment or the cessation of that employment with EKR Therapeutics, Inc., except as follows: this paragraph will not bar a challenge under the Older Workers Benefit Protection Act of 1990 (OWBPA) to the enforceability of the waiver and release of ADEA claims set forth in this Agreement, claims for workers’ compensation, unemployment or vested retirement benefits referenced above, or where otherwise prohibited by law nor limit any party’s right, where applicable, to file or participate in an investigative proceeding of any federal, state or local governmental agency. To the extent permitted by law, Employee agrees that if such an administrative claim is made, Employee shall not be entitled to recover any individual monetary relief or other individual remedies. Employee further understands that Employee is hereby releasing any known or unknown claim for alleged right to discovery of information or documents of Releasees.

If any claim is not subject to release, then to the extent permitted by applicable law, Employee waives any right or ability to be a class or collective action representative or to otherwise participate in any putative or certified class, collective or multi-party action or proceeding based on such a claim in which any Released Party identified in this Agreement is a party, and in the event that Employee is made a member of any class asserting such claims without his/her knowledge or consent, Employee shall opt out of such action at the first opportunity.

6.    Acknowledgments and Affirmations.

Employee affirms that Employee has not filed, caused to be filed, or presently is a party to any claim against EKR Therapeutics, Inc. or any Released Party.

Employee also affirms that Employee has been paid and/or has received all compensation, wages, bonuses, commissions, and/or benefits to which Employee may be entitled. Employee affirms that Employee has been granted any leave to which Employee was entitled under the Family and Medical Leave Act or related state or local leave or disability accommodation laws.

Employee further affirms that Employee has no known workplace injuries or occupational diseases.

Employee also affirms that Employee has not divulged any proprietary or confidential information of EKR Therapeutics, Inc. and will continue to maintain the confidentiality of such information consistent with EKR Therapeutics, Inc.’s policies and Employee’s agreement(s) with EKR Therapeutics, Inc. and/or common law.

Employee further affirms that Employee has not been retaliated against for reporting any allegations of wrongdoing by EKR Therapeutics, Inc. or its officers, including any allegations of corporate fraud.

Employee affirms that all of EKR Therapeutics, Inc.’s decisions regarding Employee’s pay and benefits through the date of Employee’s separation of employment were not discriminatory based on age, disability, race, color, sex, religion, national origin, genetic information or any other classification protected by applicable law.

7.    Eligibility Requirements/Applicable Data.    EKR Holdings, Inc. and its wholly owned subsidiary EKR Therapeutics, Inc. entered into the Merger Agreement with Cornerstone Therapeutics Inc. and its wholly owned subsidiary Stone Acquisition Sub, Inc., pursuant to which Stone Acquisition Sub, Inc. will be merged with and into EKR Holdings, Inc. and EKR Holdings, Inc. will then become a wholly owned subsidiary of Cornerstone Therapeutics Inc. As a result, some of EKR Therapeutics, Inc.’s employees will be separated as a result of the merger.

To be eligible to participate in the June 2012 Plan of Merger Release Program, the following eligibility requirements must be met: Employee must be employed in a full-time position with EKR Therapeutics, Inc. immediately prior to the Merger Closing Date (as defined in the Merger Agreement) and be selected for separation as a result of the merger with Cornerstone Therapeutics Inc. Pursuant to the Merger Agreement, Cornerstone Therapeutics Inc. provided EKR Holdings Inc. a list of EKR Therapeutics, Inc. employees who would not be employed with Cornerstone Therapeutics Inc. following the merger. Selection of individuals for termination pursuant to the June 2012 Plan of Merger Release Program was based on business factors Cornerstone Therapeutics Inc. believed to lead to a more efficient and cost effective continuation of EKR Therapeutics, Inc.’s and Cornerstone Therapeutics Inc.’s business initiatives, including but not limited to the elimination of redundant or unnecessary positions, realignment and redistribution of responsibilities and reduction in costs based on the Cornerstone Therapeutics Inc.’s judgment of each employee’s position, knowledge or skill sets, flexibility to cover multiple functions, ability to learn new responsibilities, seniority, and/or past performance assessment.

Attached as Exhibit “A” is a list of the job titles and ages of those employees who were eligible and/or selected to participate in the June 2012 Plan of Merger Release Program. Attached as Exhibit “B” is a list of the job titles and ages of those individuals who were not selected for participation in the June 2012 Plan of Merger Release Program.

8.    Confidentiality and Return of Property.    To the extent permitted by law, Employee agrees not to disclose any information regarding the underlying facts leading up to or the existence or substance of this Agreement and General Release, except to Employee’s spouse, tax advisor, and/or an attorney with whom Employee chooses to consult regarding Employee’s consideration of this Agreement and General Release. In the event Employee or Employee’s counsel believe either is compelled to provide or disclose information described in this paragraph, they will provide written notice of such belief, via facsimile and mail, to Andrew K. W. Powell, General Counsel, Cornerstone Therapeutics Inc., 1255 Crescent Green Drive, Suite 250, Cary, NC 27518, Fax: (888) 669-9723, Tel: (919) 678-6524, with a copy to the Stockholder Representative, Shareholder Representative Services LLC, 601 Montgomery Street, Suite 2020, San Francisco, California, 94111, Attn: Managing Director (Re: EKR Therapeutics, Inc.), Fax: (415) 962-4147, Tel:

(415) 367-9400, no later than seven (7) business days prior to said production or disclosure. This Agreement shall not be filed with any court and shall remain forever confidential except in an action to enforce or for breach of this Agreement or otherwise required by law. If Employee asserts an action to enforce this Agreement or for breach of this Agreement, Employee shall maintain such confidentiality by whatever means necessary, including, but not limited to, submitting the Agreement to a court under confidential seal.

Employee affirms that Employee has returned all of EKR Therapeutics, Inc.’s property, documents, and/or any confidential information in Employee’s possession or control, has permanently deleted any Company information that may reside on his/her personal computer(s) or other devices or personal accounts, and has not retained any copies in any form whatsoever. Employee also affirms that Employee is in possession of all of Employee’s property that Employee had at EKR Therapeutics, Inc.’s premises and that EKR Therapeutics, Inc. is not in possession of any of Employee’s property.

9.    Governing Law and Interpretation.    This Agreement and General Release shall be governed and conformed in accordance with the laws of the state in which Employee worked at the time of Employee’s last day of employment without regard to its conflict of laws provision. In the event of a breach of any provision of this Agreement and General Release, either party may institute an action specifically to enforce any term or terms of this Agreement and General Release and/or to seek any damages for breach. Should any provision of this Agreement and General Release be declared illegal or unenforceable by any court of competent jurisdiction and cannot be modified to be enforceable, excluding the general release language, such provision shall immediately become null and void, leaving the remainder of this Agreement and General Release in full force and effect.

10.    Nonadmission of Wrongdoing.    The parties hereto agree that neither this Agreement and General Release nor the furnishing of the consideration for this Agreement and General Release shall be deemed or construed at any time for any purpose as an admission by Releasees of wrongdoing or evidence of any liability or unlawful conduct of any kind.

11.    Amendment.    This Agreement and General Release may not be modified, altered or changed except in writing and signed by all parties hereto wherein specific reference is made to this Agreement and General Release.

12.    Entire Agreement.    This Agreement and General Release sets forth the entire agreement between the parties hereto, and fully supersedes any prior agreements or understandings between the parties with respect to the subject matter hereof, except the Employee Non-Disclosure, Non-Competition and Intellectual Property Assignment Agreement signed by Employee on ______, which is incorporated herein by reference. Employee acknowledges that Employee has not relied on any representations, promises, or agreements of any kind made to Employee in connection with Employee’s decision to accept this Agreement and General Release, except for those set forth in this Agreement and General Release.

EMPLOYEE IS ADVISED THAT EMPLOYEE HAS FORTY-FIVE (45) CALENDAR DAYS TO CONSIDER THIS AGREEMENT AND GENERAL RELEASE AND MAY NOT SIGN IT BEFORE EMPLOYEE’S LAST DAY OF ACTUAL EMPLOYMENT. EMPLOYEE ALSO IS ADVISED TO CONSULT WITH AN ATTORNEY PRIOR TO EMPLOYEE’S SIGNING OF THIS AGREEMENT AND GENERAL RELEASE.

EMPLOYEE MAY REVOKE THIS AGREEMENT AND GENERAL RELEASE FOR A PERIOD OF SEVEN (7) CALENDAR DAYS FOLLOWING THE DAY EMPLOYEE SIGNS THIS AGREEMENT AND GENERAL RELEASE. ANY REVOCATION WITHIN THIS PERIOD MUST BE SUBMITTED, IN WRITING, TO RHONDA DOWNUM, HR DIRECTOR, CORNERSTONE THERAPEUTICS INC., 1255 CRESCENT GREEN DRIVE, SUITE 250, CARY, NC 27518, FAX: (888) 669-9723, TEL: (919) 678-6524 (WITH A COPY TO: ANDREW K. W. POWELL, GENERAL COUNSEL, CORNERSTONE THERAPEUTICS INC., 1255 CRESCENT GREEN DRIVE, SUITE 250, CARY, NC 27518, FAX: (888) 669-9723, TEL: (919) 678-6524)), AND STATE, “I HEREBY REVOKE MY ACCEPTANCE OF OUR AGREEMENT AND GENERAL RELEASE.” THIS AGREEMENT AND GENERAL RELEASE WILL NOT BECOME EFFECTIVE UNTIL THE SEVEN-DAY REVOCATION PERIOD DESCRIBED ABOVE HAS EXPIRED.

EMPLOYEE AGREES THAT ANY MODIFICATIONS, MATERIAL OR OTHERWISE, MADE TO THIS AGREEMENT AND GENERAL RELEASE, DO NOT RESTART OR AFFECT IN ANY MANNER THE ORIGINAL FORTY-FIVE (45) CALENDAR DAY CONSIDERATION PERIOD.

EMPLOYEE FREELY AND KNOWINGLY, AND AFTER DUE CONSIDERATION, ENTERS INTO THIS AGREEMENT AND GENERAL RELEASE INTENDING TO WAIVE, SETTLE AND RELEASE ALL CLAIMS EMPLOYEE HAS OR MIGHT HAVE AGAINST RELEASEES AS OF THE DATE EMPLOYEE EXECUTES THIS AGREEMENT.

The parties knowingly and voluntarily sign this Agreement and General Release as of the date(s) set forth below:

EKR THERAPEUTICS, INC.

By:		By:
	[Employee’s Name]		William McKee, CFO/COO

Date:		Date:

CORNERSTONE THERAPEUTICS INC.

By:
Rhonda Downum, Director, Human Resources
Date:

EXHIBIT A

Employees Eligible And/Or Selected For The June 2012 Plan of Merger Release Program

Job Title	Age
Accounting Supervisor	40
Administrative	22	*
Associate Director Business Development	27
Associate General Counsel	58	*
Chief of Corporate Development	35
Chief Executive Officer	59
Chief Operating Officer/Chief Financial Officer	50
Coordinator	55
Coordinator	45	*
Development Specialist	42
Director of Contracts	38
Director Market Research	41
Director Market Services	42
Director of Sales Operations and Analytics	40
General Counsel	49	*
Graphic and New Designer and Developer	46
Help Desk/IT Support Technician	32	*
Help Desk/IT Support Technician	19	*
Legal Assistant	54
Manager Human Resources	42
Manager Operations	25
Manager Product	34
Manager Speaker Program Services	36
Manager of Supply Chain Operations	40
Medical Information Coordinator	49
Receptionist	45
Senior Accountant	34
Senior Director of Operations	49
Vice President Regulatory Affairs	57

*Individuals who were not eligible for severance because they were not full-time employees or otherwise did not satisfy the eligibility requirements for participation in the Severance Policy but were selected for termination as a result of the merger.

EXHIBIT B

Employees Not Eligible And Not Selected For The June 2012 Plan of Merger Release Program

Job Title	Age
Chief Information Officer	60
Director National Accounts	43
Exec Acute Care Specialist-KOL Field Manager	45
Hospital Sales Representative	43
Hospital Sales Representative	44	**
Manager of Medical Information	65
National Accounts Manager	43
National Accounts Manager	47
National Accounts Manager	31
Regional Business Manager	45
Regional Business Manager	43
Regional Business Manager	37
Regional Business Manager	45
Senior Director Development	42
Senior Director of Finance and Controller	39
Senior Director of Marketing	39
Senior Director of Medical Affairs	37
Senior Hospital Representative	38
Senior Hospital Representative	46
Senior Hospital Representative	42
Senior Hospital Representative	47
Senior Hospital Representative	48
Senior Hospital Representative	38
Senior Hospital Representative	46
Senior Hospital Representative	46
Senior Hospital Representative	28
Senior Hospital Representative	40
Senior Hospital Representative	47
Senior Hospital Representative	36
Senior Hospital Representative	37
Senior Hospital Representative	37
Senior Hospital Representative	38
Senior Hospital Representative	41
Senior Hospital Representative	42
Senior Hospital Representative	43
Senior Hospital Representative	35
Senior Hospital Representative	41
Senior Hospital Representative	43
Senior Hospital Representative	42

Senior Hospital Representative	44
Senior Hospital Representative	43
Senior Hospital Representative	44
Senior Hospital Representative	39
Senior Hospital Representative	34
Senior Hospital Representative	41
Senior Hospital Representative	39
Senior Hospital Representative	41
Senior Hospital Representative	37
Senior Hospital Representative	41
Senior Hospital Representative	42
Senior Hospital Representative	33	**
Senior Hospital Representative	41	**
Senior Information Technology Analyst	49
Senior Manager, Contracts	54
Senior Vice President Manufacturing & Supply	53
Senior Vice President Sales	45
Vice President Finance & Administration	40

**These individuals are not eligible for severance because they are/were not full-time employees of EKR Therapeutics, Inc. and otherwise did not satisfy the eligibility requirements for participation in the Severance Policy and were not selected for termination as a result of the merger.